Investor Presentation July 2023

THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation has been prepared by Zapp Electric Vehicles Group Limited (“Zapp”) and is intended solely for investors that are Qualified Institutional Buyers as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with Zapp and its business plans. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Qualified Institutional Buyers in the U.S.; (ii) Relevant Persons in the United Kingdom; (iii) Qualified Investors in any member state of the EEA; and (iv) investors elsewhere in the world who are similarly eligible institutional or professional investors under analogous home country laws and regulation. For the purposes of this notice, the “presentation” shall mean and include the slides that follow, any oral presentation of the slides by members of management of Zapp or any person on their behalf, any question-and-answer session that follows such presentation, and hard copies of this document and any accompanying materials distributed at, or in connection with, such presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have read and accepted the limitations and disclaimers herein and acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. This presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase Zapp securities. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. Zapp, its management, advisors, representatives and their respective affiliates expressly disclaim any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or from any opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate as to the merit and suitability of an investment in Zapp securities, including without limitation by obtaining independent legal, tax, accounting, financial, credit and other related advice prior to making any such investment. Disclaimer

This presentation does not purport to contain all of the information that may be required to evaluate an investment in Zapp securities and should not be relied upon to form the basis of, nor be relied on in connection with, any commitment or investment decision whatsoever. This presentation is intended to present background information about Zapp, its affiliates, their business and the industry in which they operate and is not intended to provide complete disclosure. This presentation shall remain the property of Zapp. Zapp reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By acceptance hereof, each recipient agrees that neither he/it nor his/its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of Zapp and that he/it will keep confidential all information contained herein or otherwise obtained from Zapp. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act and/or applicable copyright law. Cautionary Note re Forward-Looking Statements This presentation and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not existing or historical facts. They appear in a number of places throughout this presentation and include statements regarding Zapp’s intentions, beliefs or current expectations concerning, among other things, Zapp’s prospects and future growth, results of operations, financial condition, liquidity, strategies, future market conditions or economic performance, and future developments in the capital and credit markets and the markets in which Zapp operates or plans to operate. The forward-looking statements contained in this presentation are based on Zapp’s current expectations and beliefs. There can be no assurance that future developments affecting Zapp will be those that Zapp has anticipated. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including without limitation: (i) the effect of the public listing of Zapp’s securities on its business relationships, performance, financial condition and business generally, (ii) risks that the public listing of Zapp’s securities may disrupt Zapp’s plans or divert management’s attention from Zapp’s ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against Zapp, (iv) the ability of Zapp to maintain the listing of its securities on The Nasdaq Stock Market LLC, (v) volatility in the price of Zapp’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting Zapp’s business, (vi) Zapp’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive electric vehicle industry, (viii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (ix) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality, on schedule and at scale, that would appeal to a large customer base, (x) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale, (xi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities. The foregoing list of risk factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of Zapp’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Zapp undertakes no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this presentation or to reflect the occurrence of unanticipated events. You should, however, review the risk factors described in the reports Zapp has filed and will file from time to time with the Securities and Exchange Commission (the “SEC”), available at www.sec.gov. Disclaimer (Cont’d)

ZAPP
i300

Unique Investment Opportunity

1| Design-Led, High-Performance and Sustainable Electric Personal Urban Mobility Solutions

Created a new "Urban Motorcycle" P2W category following a ground-up redesign for an original and all-new vehicle architecture to maximize the benefits of EV technology

2| Large and Growing $130bn[1] Global Powered-Two-Wheeler ("P2W") Market

Strong organic and replacement demand for electrification in largely underpenetrated P2W markets around the globe

3| Portable and Powerful Battery Pack Technology

Differentiated approach to battery packs addresses concerns with range anxiety and charging network as removable lightweight battery packs can be charged via any standard 220V/110V wall socket

4| Innovative Exoskeleton Architecture

Patent pending exoskeleton architecture lowers weight and creates simplified, efficient and low-cost assembly

5| Low Capital Requirements Aiming to Achieve Near-Term Positive Free Cash Flow

Strategic partnerships with a major Asian contract manufacturer (Summit Group) and receivables financing provider (EXIM Bank)

6| Diversified and Experienced Management

Management team brings together proven entrepreneurs and professionals with deep domain expertise and thought leadership

[1] Source: Fortune Business Insights. Estimated market size in 2022 and includes electric and internal combustion engine vehicles.

3

COMPANY HIGHLIGHTS

Board of Directors Independent Board with Proven PLC and Global Business Track Record Swin Chatsuwan Director CEO of Zapp Jeremy North Director President of Zapp Tony Posawatz Independent Chair Former GM Executive, Current Director of Lucid Maj. Gen. Patchara Rattakul Independent Director CEO of Haadthip PLC, Coca-Cola Partner in Thailand Patricia Wilber Independent Director Former CMO of Disney Europe Kenneth West Independent Director Former CFO of Marvel Entertainment Edouard Meylan Director CEO of H. Moser & Cie.

Team Zapp Experienced Entrepreneurs and Professionals with a Strong Track Record Kitti Khongkhatthanyakorn Head of Production Warin Thanathawee Co-founder & Chief Design Officer David McIntyre Chief Commercial Officer Belinda Vinke Chief Brand Officer Kiattipong Arttachariya Co-Founder & Chief Strategy Officer Simon Noone Head of Europe Jeremy North Co-founder & President Theodore Allegaert Chief Legal Officer Swin Chatsuwan Founder & CEO Dave Sturgeon Chief Financial Officer Mark Kobal Head of Investor Relations Thodsapol Kaewamorn Operations Director

Zapp at a Glance: Key Achievements to Date Highly Experienced Team Delivered Results In-Time and On-Budget 2019 2020 2021 2022 Point-of-Sales rollout mobilized (Approx. 200 reseller applications received worldwide) Receivables financing obtained Contract Manufacturing Agreement signed i300 proof-of-concept unveiled and well-received by automotive press i300 won multiple design awards i300 unveiled to business press Start of Production. 2017 Received 4 E-Mobility Awards Pilot Production Completed & SoP 1 Ready Listing on Nasdaq

Taking Advantage of Significant Trends P2W Market ~$130bn and Expected to Grow with Accelerating Adoption of EVs EV Market $130 $224 ICE2 Market EV Penetration 21% 29% 13% CAGR 8% CAGR Market value 1 ($bn) Source: Fortune Business Insights, Zapp estimates Internal Combustion Engine. 60m units 76m units

PRODUCT DIFFERENTIATION

EVP2W Companies within Pure-Play EV Landscape

Largely Untapped $130bn Electrification Opportunity

Two-Wheel EV Market

TAM (2022): $130bn [1]



High Utility [3]
ZAPP
niu
gogoro
Indigeneous
Global
Moderate-Performance [2]
High-Performance [2]
LiveWire
Moderate Utility [3]

Highly Fragmented Four-Wheel EV Markets

Passenger Vehicles

Faraday Future
FISKER
理想
LORDSTOWN
LUCID
MULLEN
NIO
polestar
RIVIAN
TESLA
XPENG

Commercial Vehicles

ARRIVAL
ATLIS MOTOR VEHICLES
BYD
CANOO
HYLIION
HYZON
LIGHTNING eMOTORS
LION ELECTRIC
NIKOLA MOTOR COMPANY
PROTERRA
R3E
WORKHORSE
XOS

Note: Logos are select publicly traded pure-play EV players in respective categories.

1) Source: Fortune Business Insights. Estimated market size in 2022 and includes electric and internal combustion engine vehicles.

2) Based on 0-30 mph acceleration. Below 3 seconds is considered as high-performance vehicles.

3) Based on vehicle form factor (step-through / step-over), battery portability, ease of charging, maneuverability and customization.

10

New Design and Unique Product Positioning High-Design, Lifestyle/Quality Proposition, creating a new category for Advanced Urban Mobility Riders Delivery/Utilitarian Proposition Lifestyle/Quality Proposition High-priced Leisure Proposition Typical Pricing Characteristic Obsolete performance and dynamics Non-removable or heavy-removable batteries Reliance on designated charge points or swapping kiosks Trend With rising income in emerging markets, consumers demand higher specification lifestyle products Zapp’s first product : Multiple design-award-winning, all-new architecture Superior performance relative to P2V peers No designated charging network needed - can be charged via 220V/110V wall socket Characteristic Expensive Non-removable batteries Heavy step-over form-factor less suitable for urban mobility use-case Trend Sophisticated mature market consumers demand downsizing with no performance compromises Livewire Zero Silence Gogoro Vespa Elettrica Super Soco Niu Zero Livewire

Zapp is in the Sweet Spot for Transitioning European Bikers

Zapp's positioning appeals to both upsizing ICE step-through buyers and downsizing ICE step-over buyers

Step-Through/Scooter

YAMAHA | HONDA | HONDA


NMAX 125


PCX 125


SH125/150

YAMAHA | KYMCO | HONDA


Xmax 125


Agility 125


SH350

WAP[3] €3,585
TCO[2] €7,839

ZAPP



i300

Price €6,900
TCO[2] € 10,254

Step-Over/Urban

YAMAHA | YAMAHA


MT-07


TMAX 500/560

WAP[3] €10,303
TCO[2] €16,681

Adventure Class

Kawasaki | BMW


Z900


R 1200/1250 GS/GA

WAP[3] €16,081
TCO[2] €25,259

Top 10 Best-selling ICE Motorcycles in Largest European Market[1]

WAP[3] €7,515
TCO[2] €13,225

1) *2021 data based on top-10 best selling motorcycle models in largest European markets except UK*
2) *Total cost of ownership(TCO) includes estimated 5 years cost of service, tax, fuel/electric, government fee, insurance and oil change calculated based on annual distance of 4,800 mile*
3) *Weighted average price (WAP) is calculated on top-10 best selling in largest European market except UK*

12

Brand Model 0-30 mph (0-48 km/h) Acceleration Vehicle Weight Power (Peak) Price 1 EU Presence Removable Battery Removable Battery Weight 2.3sec 264 lbs (120 kg) 14kW $7,107 13 lbs (6 kg) n/a 431 lbs (195 kg) 60kW $15,499 - - 2.6 sec 510lbs (231 kg) 31kW $14,180 - - n/a 287lbs (130 kg) 4kW $7,999 - - 3.9 sec 319lbs (145 kg) 9kW $5,150 88 lbs (40 kg) n/a 218lbs (99 kg) 3.0kW $4,799 26 lbs (12 kg) 3.7sec 271lbs (123 kg) 7.6kW $3,672 - 20 lbs (9 kg) Fit for Purpose, Great Value for Performance ✔ ✔ ✔ ✔ ✔ ✔ ✔ ✔ ✔ Based on MSRP listed in respective manufacture's website. If MSRP information is not available, the data comes from E-Scooter.Co. i300 price is based on €6,900 and converted to USD by applying exchange rate of EUR/USD = 1.03 as of November 14, 2022. Del Mar CE 04 Elettrica S02 NQiGT/S Supersports ✔

Innovative True Load-Bearing Exoskeleton Basis of Zapp’s Design DNA Patent-Pending Innovative Exoskeleton Benefits Reduces overall components Simplifies manufacturing assembly Lowers weight and center-of-gravity Integrates brand’s design DNA Higher margins due to fewer parts Readily scalable Company Better handling 1 Allows flexible storage Consumer Low center-of-gravity allows higher maneuverability and better handling. “That re-imagination starts with a lightweight composite body and alloy exoskeleton that contributes to the i300's total weight of just 200 pounds" “It’s got an exoskeleton which houses all its battery and motor tech, and shows off the company’s design language rather neatly" “To envision the i300, think of a Vespa with a battery, electric motor and more aggressive styling" Select Media Coverage Enabled by an Original Whole Architecture A ground-up rethink to maximize the value of electric energy and propulsion platform

Eliminate Range Anxiety, Charge Anywhere

Unique Independent, Ultra-Lightweight Portable Dual Battery Packs that Operate Independently









Key Customer Benefits

Charge Anywhere

- Uses any standard 220V/110V wall socket
- No swapping at kiosks
- No designated charging network needed
- No at-home wall charging equipment necessary

Performance [1]

- Quick charge time: 20% to 80% in ~40 minutes
- Very long-life cycle: 2,000 cycles

Portable

- 13lbs (6kg)
- Two provided with vehicle
- Fits into backpack or briefcase
- Easy to carry

Mounted Underfoot

- Clears space under seat for storage
- Lowers center-of-gravity for better handling

1) *Testing done at the battery cell level, using 0.5c change and 1c discharge. Charging from 20% - 80% charge.*

15

Zapp's Unique Positioning in Battery Pack Solutions

High Performance Independent Battery Pack Solution Designed for Urban Use

Non-Removable Battery EVP2W Brands



LiveWire

Del Mar



BMW

CE 04



Vespa

Elettrica

Infrastructure dependent

Removable Battery EVP2W Brands



Battery Weight (lbs)
~ 13
~ 18
~ 21
~ 26
~ 90
Charging Time (Hr) 1
~ 1
~ 4
~ 5
~ 6
~ 7 to 9
Power (kW) 2
~ 14
~ 3
~ 2
~ 3
~ 9
Zapp
i300
TORROT
Muvi
GOVECS
FLEX
NIU
NQI GTS
SILENCE
S02

Zapp offers best portable-pack solution

Swapping-Dependent EVP2W Brands

Gogoro Network

gogoro

Hero

YADEA

SBMC [3]

HONDA

PIAGGIO

KTM

YAMAHA

** Logos represent selected brands in respective consortiums.*



Kiosk network reliant

1) *Zapp's charging time when using Zapp's fast charger. Muvi's charging time is based on 54.6v 10A dual charger. Other brands do not specify types of chargers used.*
2) *Zapp's and Silence's power represent peak output. Other brands do not specify definition of power.*
3) *Swappable Battery Motorcycle Consortium.*

16

Gen-2 Sustainability Strong Emphasis on Full-Cycle Sustainability Design Sourcing Manufacturing End of life Battery Second Use Designed for fewer components and simplified assembly process Batteries can be refurbished for second use at end of life Low number of components and assembly steps NONA-carbon fiber composite Bio-Flax composite Ocean-recycled plastic Bodywork from composites with green-to-make materials Substantially all components recyclable at end-of-life

Sustainable High-Performance Urban Mobility Step-Over (motorcycle) Performance in Step-Through (scooter) Form Factor Superbike Performance and Specifications High-tech materials, high-torque motor, upside-down forks, pushrod coil-over mono-swingarm rear suspension, 4-piston caliper, full floating disk and 2-channel ABS brakes Scooter Agility and Accessibility Light, short wheel-base, sharp turning circle, low centre of gravity, built-in storage, easy-to-use controls Gen-2 Sustainability Unique low battery cell-to-pack, low-energy composites and manufacturing process low micro-plastic emission tyres, organic seating, no painting, air cooling Infrastructure-free charging Two x portable battery packs charge via any standard 220V / 110V wall socket

Longer-Term Product Roadmap

Future Product Platforms Aim to Fill All Key Targeted Segments with Differentiated Attributes

Current | Mid-Term | Long-Term







Smaller, more affordable in emerging markets

	i300	***i125*** [2]	***i100*** [2]
Key Selling Features	Gen-2 green, high design, very high performance	Smaller version of ***i300*** but with all key attributes	Gen-2 green, high design, affordability
Vehicle Weight	264 lbs (120 kgs)	176 lbs (80 kgs)	132 lbs (60 kgs)
Power/Torque	14kW/84Nm max	7kW/50Nm max	4kW/30Nm
Price Points [1]	€6,900-8,400	€6,000	€4,500

1) *Before local grants and benefits. For i300, base model starts from €6,900.*
2) *Currently under development and final specifications may change.*

19

MANUFACTURING / SUPPLY CHAIN

Customer orders i300 online via Zapp website Zapp generates purchase order (PO) to Summit EXIM issues Letter of Credit to Summit to start production Summit procures components and assembles bikes and exports them to destination ports Zapper picks up and delivers i300 to customer in locale Through the partnership with Summit and EXIM, Zapp is able to grow flexibly with significantly less capital expenditure and working capital amounts compared to EV players manufacturing vehicles in-house Balance Sheet-Light Business Model Zapp’s Balance Sheet-Light, Export Credit, Multiplier Model - Unique Among Pure-Play EV Players PO is shared with EXIM

Zapp’s Design For Manufacturing (DFM) Competitive ICE22W 3 Components Assembly Only 166 Components De-Risk Manufacturing and Procurement Complexity Only 82 Steps Optimize Manufacturing Process 2,000 Components Up to 150 Steps Assembly Time <30 Minutes 1 200+ Minutes Designed-In Maximization of EV Drivetrain and Exoskeleton Innovation to Change Manufacturing Paradigm Expected cycle time of assembly process by Summit when production scale is ramped up. Internal Combustion Engine. Refers to BMW assembly process of its motorcycle manufacturing.

Flex Manufacturing Through Simplified Assembly 4-Station, Non-Belt Production Line Capability to Achieve High Efficiency and Yield Flexibility to Increase or Decrease Volumes with no Minimum Commitments Station 3 Electrical Station 4 Bodywork Station 1 Chassis Station 2 Mechanical Capacity Summit’s pre-existing capacity of 215,000+ ft2 can be allocated to Zapp and could yield 300K units/year 1 Estimated capacity by 2026.

Blue Chip Suppliers Strategic Partners Provide Ease of Scalability Components from Blue Chip Suppliers Through Summit Composite Bodywork Exo- skeleton General Assembly Sea Freight Inland Premium-Quality Proprietary and Custom Components Battery Packs Swing-Arm Alloy Wheels Logistics Assembly

Manufacturing Outsourced to Global Tier-1 Firm Summit Group is a Large, Established Automotive Manufacturer in SE Asia Over 50 years of manufacturing know-how in automotive space Ability to produce its own tooling and R&D combined with periodic production enhancements All factories have passed IATF 16949:2016 (the latest standard in the industry) 8 locations with over 6,500 employees in Thailand plus additional facilities in Japan, China, Indonesia, Vietnam and India 1| Capacity for Zapp 300,000 units 1 per year with potential for more 2| Tooling Limited capex requirement from Zapp 3| Resources Experienced / well-trained manufacturing labor 4| Logistics Expertise in product export to different global regions 5| Warranty Consumer product warranty contracted Other Key Customers Summit’s Value-Add Estimated capacity by 2026. Top Contract Manufacturers in Thailand

Manufacturing Capacity Enabled by Contract Manufacturing and Receivables Financing Basis Summit Capacity Expansion Roll-Out for Zapp 2023 2024 2025 2026 Factory Floor Space (ft2) 5,380 53,800 107,600 215,200 Assembly line 1 6 10 10 Manpower 14 42 65 80 Type of Process Fully Manual Process Partially Automated Process Capacity per year 10,000 100,000 200,000 300,000 Note: Annual capacity figures do not represent the company's projections. Partnership with Summit Allows Capital Efficient Manufacturing and we are SOP Ready

GO-TO-MARKET STRATEGY

Massive Global Powered Two-Wheeler Market

Targeted global rollout to capitalize first on brand positioning and then scale



US:
0.6
million
No EV winners established yet
EU:
1.2
million
India:
15.9
million
China:
21.4
million
ROW:
3.6
million
No EV winners established yet
LATAM:
5.4
million
No EV winners established yet
Price/products similar to China
No EV winners established yet
SE Asia:
12.4
million
60m units / $130bn sold worldwide in 2022

- 11% EV sales penetration
- $3,000-$40,000 price points
- **No EV winners established yet**

- 36% EV sales penetration
- Mostly basic utilitarian products (1-2kW at $1,000-3,000)

SUNRA Yadea TAILG 台铃 LUYUAN niu AIMA ELECTRIC SCOOTERS

- Significant opportunity for both lower and higher price products
- **No EV winners established yet**
- Expected to reach 55m total EV units in Indonesia alone by 2030

Sources: Motorcyclesdata, indiatimes, ACEM, cinn, fourin, persistencemarketresearch, ADB

28

Rome 2021 Bristol 2022 Oxford 2022 London 2023 Paris 2024 Amsterdam 2025 Athens 2025 Brussels 2025 Milan 2025 2021-2025 Favorable Regulatory Tailwinds for EV Adoption More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalties for ICE P2W Low Emission Zone Affecting ICEP2W Target Year for ICE Vehicle Ban Barcelona Berlin Copenhagen Heidelberg Madrid Oslo Rotterdam Warsaw INCENTIVES FOR EV ADOPTION Financial incentives Non-financial incentives 2030

Phase 1 Target Markets

Initial target markets have sizable annual P2W sale volume and a significant number of ICE P2Ws in circulation



P

		
France	**Italy**	**Spain**

P2W Market Sizes in Target Markets in 2022 (# of Vehicles Sold Annually in Units)[1]

France	Italy	Spain
225,352	292,991	194,425

Existing Population of P2W in Use (To be Replaced by EV) in Each Country[2]

France	Italy	Spain
~3,600,000	~7,300,000	~5,700,000

1) *Estimated motorcycle and scooter production volume in 2022. Source: ACEM Statistical Release..*
2) *Motorcycle on road population from the latest available various sources.*

30

2022 EV Sales Growth in Zapp’s Initial Target Markets Fast Growing Demand for Electric Two Wheelers EV motorcycle sales in EU almost doubled in 2022 EV motorcycle sales grew 88% from 2021, gaining higher portion in the total motorcycle sale in Europe +126% +83% +58% New Motorcycle Registrations in Largest European Markets1 Includes France, Germany, Italy, Spain and the United Kingdom. Source: ACEM

Phase 2 Target Markets Will look to scale after establishing our premium British branding in EU India Vietnam Thailand Indonesia P2W Market Sizes in 2022 (#of Vehicles Sold Annually in Units) ASEAN Source: Indiatimes (data ended in March 2023) Source: autospinn, autofun, dataindonesia 15,862,087 1 10,016,646 2

Carefully Targeted Budgeting Sustained digital push, lifestyle media, influencers and experiential marketing Illustrative Marketing and Rollout Spend Breakdown SEO is key to acquire first look Supported by owned media platforms and content Backed up earned media platforms and content Physical experiential marketing for non-early adopters Paid media marketing expected to be limited Zapp internal estimates

Leveraging Brand Assets Design and product differentiation A’Design Winner 2020 Silver European Product Design Award Silver Prize Winner 2019 Muse Award Gold Winner 2020 Good Design Winner 2020 German Design Award Winner 2023 Australian Good Design Awards Winner 2022 Red Dot Design Award Winner 2023

Omni Sales Channels to Maximize Volume Growth Retail Point of Sales (Agency Model) Authorized Resellers Online Resellers / Influencers Full-stack E-Commerce System Serve as a physical retail point-of-sales (POS) for some customers who want human contact Approx. 200 applications submitted by Authorized Resellers globally Allows the company to broaden reach to its e-commerce platform All sales channels are driven to Zapp’s full stack e-commerce platform The configurator allows upselling to prospective customers per their personalization preferences Our First Paris Showroom Zapp Portable Battery

Drop-Ship-Direct-To-Customer Dealership Model Eliminated Eliminates the dealership model and allows Zapp to control a high-quality user experience, including fixed pricing Complements the personalization strategy, avoids inventory build-up, both at the POS and at Zapp, as part of our asset-light model Customer Orders Zapp Vehicle Production / Assembly Logistics Delivery All orders, direct and via channels, are executed online via a single e-commerce platform Consumer financing expected to be available Purchase orders are passed through to EXIM Bank and Summit Orders are then expected to take approx. 3 weeks to fulfill Vehicles are shipped via sea-container to our hubs, where ‘Zappers’ complete the pre-delivery inspection, and customer documentation A ‘Zapper’ is an independent delivery and service agent who delivers using our purpose-designed ‘Zapper vans’

After-Sales Care Through Our Zappers “We Come to You” Branded Zapper Vans Expected to Operate After-Sales Care as well as Initial Deliveries to Customers Zapp franchised and trained technicians Zapper vans expected to be owned and operated by individual franchisees Fully-equipped van designed by Zapp including full tool set and spare parts inventory Who are Zappers?

Thank you Design-Led Electric Personal Urban Mobility Solutions